Mail Stop 0407

					December 20, 2004


Via U.S. Mail and Fax (703) 480-7544
Matthew M. O`Connell
President and Chief Executive Officer
Orbimage Inc.
21700 Atlantic Boulevard
Dulles, Virginia 20166

	RE: 	Orbimage Inc.
		Form 10 Amendment No. 1
		Filed December 1, 2004
		File No. 0-50933

Dear Mr. O`Connell:

      We have reviewed your Amendment No. 1 to your Form 10 and have the following comments. Please amend the registration statement in response to these comments within 15 days from the date of this letter. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1. Your Form 10 currently discusses the following contracts with U.S.
Government agencies: (1) the National Geo-Spatial Intelligence
Agency
("NGA") ClearView contract; (2) the NGA Geo-Spatial Intelligence program; (3) an additional task order under the ClearView contract;
(4) a contract with the National Aeronautics and Space
Administration
("NASA"); and (5) the NextView Second Vendor Program.

In a conversation on December 15, 2004 between Derek Swanson,
Staff
Attorney, and William P. O`Neill, Mr. O`Neill confirmed that Orbimage would file the ClearView contract and NextView contract as exhibits to the Second Amendment to the Form 10, that the company must secure
NGA approval before filing those contracts, and that the company will probably request Confidential Treatment for those contracts. Mr. O`Neill also stated that the NGA Geo-Spatial intelligence program and additional task order under the ClearView contract are part of the ClearView contract, obviating the need to file those contracts separately as exhibits to Amendment No. 2 to the Form 10. As to the
NASA contract, please file this contract with your amended Form
10,
as well as material contracts between Orbimage and other government agencies, or explain why the NASA contract and other government contracts do not need to be filed with your amended Form 10.

Please be advised that your applications for confidential treatment will be reviewed by the staff of the Division of Corporation Finance to ensure compliance with Rule 24b-2 and Division of Corporation Finance Staff Legal Bulletin 1A. In addition, please be advised that the staff is currently reviewing your Confidential Treatment Request, dated December 1, 2004, for exhibits filed with the first Amendment to your Form 10.

2. Please amend your Form 10 to discuss your ownership and control of your satellites and ground stations. For example, in Note 4 to your
Financial Statements, you outline the various items purchased from Orbital Sciences under the System Procurement Agreement. Please disclose this information in your Business Section and include in that discussion your statement, on page 7 of your response letter, that "we own all of our satellites and material equipment at each of our ground stations, free of any liens or other encumbrances."

3. Your Form 10 should also be amended to include further discussion of both your past and current relationships with Orbital Sciences, affiliates of Orbital Sciences, and affiliates of your predecessor.
We note your discussion of your past relationship with Orbital
Sciences in Note 4 to your Financial Statements.

4. As currently drafted, your Form 10 does not clarify whether the NGA or other governmental entities have the right to commandeer your satellites in times of national emergency. Because "U.S. Government contracts accounted for approximately 50% and 59% of your revenues for the nine months ended September 30, 2004 and 2003, respectively," disclose whether your satellites and ground stations are subject to government command and control if certain circumstances arise. If the satellites are subject to government control, disclose the conditions that must arise before this control can be exercised. We note your summary of the Department of Commerce license, found in Appendix A to Exhibit 10.1, Attachment A to Exhibit 10.2, and Appendix A to Exhibit 10.3.

5. We note your response to prior comment 4. After reading the amended Form 10, however, we believe that further discussion of the limited scope of the market for your products and services is needed.
Do not simply outline the various markets for your products and services. Instead, discuss how the U.S. Government is not only your largest single customer, but that contracts with the U.S. Government made up about 50% of your revenues for the nine months ended September 30, 2004.

6. The staff believes that the registration of securities on a Form
10 is tantamount to an Initial Public Offering and is therefore not subject to the Safe Harbor. Therefore, please delete your reference to the Securities Litigation Reform Act of 1995 on page 12 of your amended Form 10.

Management`s Discussion and Analysis

		Overview, page 19
7. As requested in prior comment 12, disclose the level of
revenues
needed to obtain a positive gross profit and when management expects
to achieve this. Also, you state that gross profit is near break-even, but the statement of operations shows a gross loss of $4.3
million for the nine months ended September 30, 2004.   Please
revise
your disclosure to address the apparent inconsistency.

		Critical Accounting Policies, page 22
8. In your response to prior comment 14 you discuss the provision for
NGA to reimburse $5 million for infrastructure costs. Tell us how you will classify these payments in the statement of operations.
If
you expect to characterize these as revenue, discuss the accounting literature you considered and how you applied it to this arrangement.

		Liquidity and Cash Flows, page 27
9. We reissue part of prior comment 19. Identify those items that are the primary underlying drivers in contributing to the uncertainties or variability in your cash flows from operating activities. For example, what is the impact of cash receipts for services provided and payments to vendors?

		Capital Structure and Resources, page 28
10. At page 29 you describe the source of funds for future capital expenditures of $265 million. Expand your disclosure to show the amount of funds you expect to receive from the sale of units of common stock and warrants.
11. You state that approximately $45 million of future capital expenditures will be funded from cash flow generated by Orbimage`s existing business. Explain how you expect to generate this level of cash flow, given the amount of cash used by operations as shown in the statements of cash flows.

*	*	*	*

      Please amend your registration statement in response to these comments within 15 days from the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the cover letter on EDGAR as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact John McIntyre, Staff Accountant, at (202)
942-
2853, or Terry French, Accountant Branch Chief at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 824-5526, or me at (202) 942-1990 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director













cc:	William L. Warren
	Vice President, General Counsel, and Secretary
	Orbimage Inc.
	Via Fax (703) 480-7544

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Orbimage Inc.
December 20, 2004
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